UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Allotment Notice
99.2	Allotment Notice
99.3	Allotment Notice
99.4	Allotment Notice
99.5	Allotment Notice
99.6	Allotment Notice
99.7	Allotment Notice
99.8	Allotment Notice
99.9	Allotment Notice
99.10	Allotment Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 11th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

29 November 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  50,889 shares

  (i) 38,889 warrants exercised at NZ$1.85, and (ii) 12,000 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.335% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and (ii) warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (4 January, 5 January or 8 January 2005, respectively)

  15,192,138 ordinary shares in total after issue;

1,679,155 warrants in total trading on NZSX after issue

  N/a

  Date of issue: (i) 6,250 $2.10 warrants on 25 November 2004; (ii) 5,750 $2.10 warrants on 26 November 2004; and (iii) 38,889 $1.85 warrants on 29 November 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

2 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  266,523 shares

  (i) 227,273 warrants exercised at US$1.15,

(ii) 29,250 warrants exercised at NZ$2.10,

(iii) 10,000 options exercised at US$1.25

  Cash

  N/a

  Shares issued equivalent to 1.724% of total ordinary shares now on issue

  Reason for issue – exercise of warrants and options

  (i) Warrant terms dated 30 September 2004 under convertible note subscription agreement of January 5, 2004;

(ii) warrant terms dated 5 January 2004;

(iii) options terms dated 15 October 2002.

  Terms: Warranted shares not transferable until 6 May 2004 (no restrictions now apply); optioned shares not transferable in Canada until February 15, 2003 (no restrictions now apply); all shares not transferable to US citizens for 40 days after issue (8 to 11 January 2005, respectively)

  15,458,661 ordinary shares in total after issue;

1,649,905 warrants in total trading on NZSX after issue

  N/a

  Date of issue:

(i) 227,273 US$1.15 warrants and 15,750 $2.10 warrants on 29 November 2004;

(ii) 10,500 $2.10 warrants on 30 November 2004;

(iii) 3,000 $2.10 warrants on 1 December 2004; and

    10,000 US$1.25 options on 2 December 2004.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

6 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  46,520 shares

  (i) 18,520 warrants exercised at NZ$1.85, and (ii) 28,000 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.300% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and

(ii) warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (11 January, 12 January or 15 January 2005, respectively)

  15,505,181 ordinary shares in total after issue;

1,621,905 warrants in total trading on NZSX after issue

  N/a

  Date of issue: (i) 15,750 $2.10 warrants on 2 December 2004; (ii) 12,250 $2.10 warrants on 3 December 2004; and (iii) 28,000 $1.85 warrants on 6 December 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

13 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  908,533 shares

  (i) 14,815 warrants exercised at NZ$1.85,

(ii) 56,873 warrants exercised at NZ$2.10, and

(iii) 836,845 warrants exercised at US$1.50

  Cash

  N/a

  Shares issued equivalent to 5.535% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date;

(ii) warrant terms dated 5 January 2004 under NZ public float; and

(iii) warrant terms dated 30 January 2000, amended 4 December 2003.

  Terms: (i) Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (18 January 2005)

(ii) Shares not transferable to Canadian citizens until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (15 to 19 January 2005, respectively); and

(iii) Shares not traded in British Columbia until 6 September 2003 (no restrictions now apply)

  16,413,714 ordinary shares in total after issue;

1,565,032 warrants in total trading on NZSX after issue

  N/a

  Date(s) of issue:

31,850 NZ$2.10 warrants on 6 December 2004;

750 NZ$2.10 warrants on 7 December 2004;

11,750 NZ$2.10 warrants on 8 December 2004;

14,815 NZ$1.85 warrants, 4,750 NZ$2.10 warrants and 836,845 US$1.50 warrants on 9 December 2004; and

7,773 NZ$2.10 warrants on 10 December 2004.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

20 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  62,908 shares

  (i) 7,408 warrants exercised at NZ$1.85, and (ii) 55,500 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.38% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and

(ii) warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (25 January, 26 January or 29 January 2005, respectively)

  16,544,722 ordinary shares in total after issue;

1,441,432 warrants in total trading on NZSX after issue

  N/a

  Date of issue:

  32,500 $2.10 warrants on 16 December 2004;

  23,000 $2.10 warrants on 17 December 2004; and

  7,408 $1.85 warrants on 20 December 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

24 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  571,232 shares

  571,232 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 3.317% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (2 and 3 February 2005 respectively)

  17,221,821 ordinary shares in total after issue;

793,963 warrants in total trading on NZSX after issue

  N/a

  Date of issue:

434, 682 shares issued on 23 December 2004; and

136,550 shares issued on 24 December 2004.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

30 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  419,955 shares

  (i) 55,557 warrants exercised at NZ$1.85, and

(ii) 364,398 warrants exercised at NZ$2.10.

  Cash

  N/a

  Shares issued equivalent to 2.38% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and

(ii) warrant terms dated 5 January 2004 under NZ public float.

  Terms: (i) Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (8 February 2005); and

(ii) Shares not transferable to Canadian citizens until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (8 February 2005, respectively).

  17,641,776 ordinary shares in total after issue;

429,565 warrants in total trading on NZSX after issue

  N/a

  Date(s) of issue:

99,500 NZ$2.10 warrants on 24 December 2004; and

55,557 NZ$1.85 warrants and 264,898 NZ$2.10 warrants on 30 December 2004.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

31 December 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  78,269 shares

  (i) 18,519 warrants exercised at NZ$1.85, and

(ii) 59,750 warrants exercised at NZ$2.10.

  Cash

  N/a

  Shares issued equivalent to 0.44% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) Warrant terms dated 12 November 2003 under share exchange agreement of same date; and

(ii) warrant terms dated 5 January 2004 under NZ public float.

  Terms: (i) Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (9 February 2005); and

(ii) Shares not transferable to Canadian citizens until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (9 February 2005, respectively).

  17,720,045 ordinary shares in total after issue;

369,815 warrants in total trading on NZSX after issue

  N/a

  Date(s) of issue:

18,519 NZ$1.85 warrants and 59,750 NZ$2.10 warrants on 31 December 2004.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

10 January 2005

Allotment of shares:

  Ordinary shares, CA 0525261008

  834,908 shares

  (i) 342, 815 warrants exercised at NZ$2.10

(ii) 227,273 warrants exercised at US$1.15

(iii) 264, 820 warrants exercised at NZ$1.85

  Cash

  N/a

  Shares issued equivalent to 4.5% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  (i) warrant terms dated 5 January 2004;

(ii) warrant terms dated 30 September 2004 under convertible note subscription agreement of January 5, 2004;

(iii) warrant terms dated 12 November 2003 under share exchange agreements of same date.

  Terms: (i) Warranted shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (14 to 19 February 2005 respectively)

  18,554,953 ordinary shares in total after issue.

All warrants traded on NZSX have been exercised or have expired.

  N/a

  Date of issue:

153, 706 shares for NZ$1.85 and 246,450 shares for NZ$2.10 issued on 5 January 2005;

227,273 shares for US$1.15, 111,114 shares for NZ$1.85 and 23,750 shares for NZ$2.10 issued on 6 January 2005;

62,615 shares for NZ$2.10 issued on 7 January 2005; and

10,000 shares for NZ$2.10 issued on 10 January 2005.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

1 February 2005

Allotment of shares:

  Ordinary shares, CA 0525261008

  11,500 shares

  11,500 warrants exercised at NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.062% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  warrant terms dated 5 January 2004

  Terms: Shares not transferable until 6 May 2004 (no restrictions now apply), not transferable to US citizens for 40 days after issue (26 February, 9 March and 12 March 2005 respectively)

  18,566,453 ordinary shares in total after issue.

All warrants traded on NZSX have been exercised or have expired.

  N/a

  Date of issue:

8,250 shares issued on 21 January 2005;

2,500 shares issued on 28 January 2005; and

750 shares issued on 1 February 2005.